UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October, 2026

File No. 000-51808

Athena Gold Corporation

(Name of Registrant)

Suite 301, 15 Toronto St., Toronto, Ontario M5C 2E3, Canada

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F  ☐

On October 20, 2026 the Registrant issued a press release announcing the resignation of Benjamin Kuzmich as Vice President Exploration, and the appointment of Jordan Quinn to replace him. A copy of the Press Release is filed herewith as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Athena Gold Corporation (Registrant)
Dated: October 20, 2026	By: /s/ Koby Kushner Koby Kushner President and CEO

Exhibits:

99.1	Press Release Dated October 20, 2026

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